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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   SCHEDULE TO
                                 (Rule 14d-100)
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                (AMENDMENT NO. 3)


                              CERPROBE CORPORATION
                       (Name of Subject Company (Issuer))


                           CARDINAL MERGER SUB., INC.,
                          a Wholly-Owned Subsidiary of

                       KULICKE AND SOFFA INDUSTRIES, INC.
                        (Name of Filing Person (Offeror))


                           Common Stock Par Value $.05
                         (Title of Class of Securities)


                                    156787103
                      (CUSIP Number of Class of Securities)

                               Clifford G. Sprague
                Senior Vice President and Chief Financial Officer
                              2101 Blair Mill Road
                             Willow Grove, PA 19090
                                 (215) 784-6000

                                 With a copy to:

                               F. Douglas Raymond
                           Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                                 (215) 988-2700
    (Name, Address, and Telephone of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                            Calculation of Filing Fee

 Transaction valuation                                      Amount of filing fee*
     $214,840,660                                               $42,968.13

* This amount has previously been paid.

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[ ]      Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]     third-party tender offer subject to Rule 14d-1.
         [ ]     issuer tender offer subject to Rule 13e-4.
         [ ]     going-private transaction subject to Rule 13e-3.
         [ ]     amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed with the Securities and Exchange Commission on October 25, 2000 by Cardinal Merger Sub., Inc., a Delaware Corporation ("Merger Sub") and a wholly-owned subsidiary of Kulicke and Soffa Industries, Inc., a Pennsylvania corporation ("Parent"), relating to the Offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.05 per share, together with the associated rights to purchase Series A Junior Participating Preferred Stock (the "Rights" and collectively with the Common Stock, the "Shares") of Cerprobe Corporation, a Delaware corporation (the "Company"), at a price of $20.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2000 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1) to the Schedule TO, and in the related Letter of Transmittal, a copy of which is attached as Exhibit
(a)(2) to the Schedule TO (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). The information in the Offer to Purchase is incorporated by reference herein. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

         ITEMS 1 through 9, 11 and 12.

         Items 1 through 9, 11 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and all exhibits thereto, are hereby amended and supplemented as follows:

         The first full paragraph on page 13 of the Offer to Purchase (which is a part of Section 8) is amended and restated to read in its entirety as follows:

                  "The Company has advised Parent and the Merger Sub that it does not as a matter of course make public any projections as to future performance or earnings, and the above projections are included in this Offer to Purchase solely because such information was provided to Parent during the course of Parent's evaluation of the Company. The projections were not prepared with a view to public disclosure or in compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The Company has advised Parent and the Merger Sub that (i) its internal operating projections are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to various interpretations and periodic revision based on actual experience and business developments and (ii) the projections were based on a number of internal assumptions with respect to

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                  industry performance, general business, economic, market and financial conditions and other matters that are inherently subject to significant economic, competitive and other uncertainties, all of which are difficult to predict and some of which are beyond the control of the Company. In particular, the Company advised Parent and Merger Sub that in preparing these projections it assumed (a) revenue growth (taking into account acquisitions made in 1999) of approximately 38% and 30%, respectively, in 2000 and 2001, (b) gross profit margins of approximately 43% and 45%, respectively, in 2000 and 2001,
                  (c) operating income (excluding goodwill amortization) as a percent of sales of approximately 15% and 21%, respectively, in 2000 and 2001, (d) goodwill amortization of approximately $3.8 million for each of 2000 and 2001, (e) a tax rate (excluding non-deductible goodwill amortization) of approximately 32% and 36%, respectively, for 2000 and 2001, and (f) net income as a percent of sales of approximately 6% and 10%, respectively, in 2000 and 2001. All of these assumptions are inherently subject to significant economic, competitive and other uncertainties that are difficult to predict and, in many cases, are beyond the control of the Company or Parent. Accordingly, there can be no assurance, and no representation or warranty is or has been made by any of the Company, Parent, the Merger Sub or any of their representatives, that these specific assumptions will be realized or that actual results will not vary materially from those described above. Furthermore, the inclusion of this information should not be regarded as an indication that Parent, the Merger Sub or any other person who received this information considered it a reliable predictor of future events, and this information should not be relied on as such."

         The first full paragraph on page 33 of the Offer to Purchase (which is a part of Section 13 and which immediately follows the list of conditions to the Offer) is amended and restated to read in its entirety as follows:

                  "The foregoing conditions are for the sole benefit of Merger Sub and Parent and may be asserted by the Merger Sub or Parent regardless of the circumstances giving rise to any such condition and may be waived by the Merger Sub or Parent, in whole or in part, at any time and from time to time prior to the Scheduled Expiration Date or the Extended Expiration Date (if applicable), in the sole discretion of the Merger Sub or Parent. The failure by the Merger Sub or Parent or any of their respective affiliates at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each right will be deemed an ongoing right which may be asserted at any time and from time to time."




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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2000

                                    KULICKE AND SOFFA INDUSTRIES, INC.

                                    By:  /s/ Clifford G. Sprague
                                         ---------------------------------------
                                    Name:    Clifford G. Sprague
                                    Title:   Chief Financial Officer


                                    CARDINAL MERGER SUB., INC.

                                    By:  /s/ Clifford G. Sprague
                                         ---------------------------------------
                                    Name:    Clifford G. Sprague
                                    Title:   Vice President


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